April 22, 2008

VIA FACSIMILE (202/772-9209)

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Mr. Michael E. McTiernan

Hatteras Financial Corp.

Registration Statement on Form S-11 (File No. 333-149314)

Dear Mr. McTiernan:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as the Representatives of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of the issuer that the effective date of the Registration Statement be accelerated so that such Registration Statement will become effective on April 24, 2008 at 4:00 p.m,. Eastern Standard Time, or as soon thereafter as practical.

In accordance with Rule 460 and Rule 418(a)(7) of the General Rules and Regulations under the Securities Act, we advise you that the preliminary prospectus dated April 14, 2008 was distributed commencing April 15, 2008 and through the date of this letter as follows:

7,204 to 5	Underwriters

4,571 to 4,571	Institutions

2,633 to 2,633	Other (retail)

We have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will participate in the distribution of the securities registered thereunder.

The undersigned also confirm that they and any participating dealers have complied and will continue to comply with Rule 15c2-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, in connection with the above-captioned public offering.

[SIGNATURE PAGE FOLLOWS]

If you have questions or comments regarding this request, please call David C. Wright of Hunton & Williams LLP at (804) 788-8200.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC. as a Representative of the several underwriters

By:	/s/ Scott Studwell
Name:	Scott Studwell
Title:	Senior Vice President

BANC OF AMERICA SECURITIES LLC as a Representative of the several underwriters

By:	/s/ Thomas Morrison
Name:	Thomas Morrison
Title:	Managing Director

cc: Byron N. Cooper